SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 8, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of the name of the registrant into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. Summary of the Prior Communication to the Spanish National Stock Market Commission

Summary of Prior Communication to the

Spanish National Stock Market Commission

The Board of Directors of Telefonica Finance USA, L.L.C., an indirect wholly-owned subsidiary of Telefonica, S.A., has authorized the issuance by it of up to Euro 2,000,000,000 in liquidation preference of preferred limited liability company interests (the Preferred Capital Securities). Subject to certain exceptions and limitations, the Preferred Capital Securities will be guaranteed by Telefonica, S.A. as to payment of dividends, liquidation preference, redemption amount and the payment of certain additional amounts in the event of certain deductions or withholdings in respect of the amounts received by holders of the Preferred Capital Securities. The purpose of the issuance is to obtain financing for the Telefonica Group. The Preferred Capital Securities will be offered only in Spain by means of a Spanish-language prospectus registered with the Spanish National Stock Market Commission (Comision Nacional del Mercado de Valores).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Preferred Capital Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Preferred Capital Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2002

Telefonica, S.A.

By:/s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title:General Secretary and Secretary to the Board of Directors